                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                                (Amendment No.1)*


                             Dot Hill Systems Corp.
 ------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock ($.01 par value)
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    10316R108
                  --------------------------------------------
                                 (CUSIP Number)


                                December 31, 1999
 ------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]  Rule 13d-1(b)

         [ ]  Rule 13d-1(c)

         [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


                               Page 1 of 11 pages

CUSIP No.  10316R108
--------------------------------------------------------------------------------
   1. Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).
        Benjamin Monderer
--------------------------------------------------------------------------------
   2. Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)  [X]
           (b)  [ ]
--------------------------------------------------------------------------------
   3. SEC Use Only
--------------------------------------------------------------------------------
   4. Citizenship or Place of Organization      United States
--------------------------------------------------------------------------------
                    5.    Sole Voting Power
Number of Shares    ------------------------------------------------------------
Beneficially Owned  6.    Shared Voting Power            7,705,059
by Each Reporting   ------------------------------------------------------------
Person With:        7.    Sole Dispositive Power
                    ------------------------------------------------------------
                    8.    Shared Dispositive Power
--------------------------------------------------------------------------------
   9. Aggregate Amount Beneficially Owned by Each Reporting Person    7,705,059
--------------------------------------------------------------------------------
  10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)
--------------------------------------------------------------------------------
  11.  Percent of Class Represented by Amount in Row (11)        32.3%
------------------------------------------------------------------------------
  12.  Type of Reporting Person (See Instructions)        IN
------------------------------------------------------------------------------



                               Page 2 of 11 pages

CUSIP No.  10316R108
--------------------------------------------------------------------------------
   1. Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).
        Mark A. Mays
--------------------------------------------------------------------------------
   2. Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)  [X]
           (b)  [ ]
--------------------------------------------------------------------------------
   3. SEC Use Only
--------------------------------------------------------------------------------
   4. Citizenship or Place of Organization      United States
--------------------------------------------------------------------------------
                    5.    Sole Voting Power
Number of Shares   -------------------------------------------------------------
Beneficially Owned  6.    Shared Voting Power            7,705,059
by Each Reporting  -------------------------------------------------------------
Person With:        7.    Sole Dispositive Power
                   -------------------------------------------------------------
                    8.    Shared Dispositive Power
--------------------------------------------------------------------------------
   9.  Aggregate Amount Beneficially Owned by Each Reporting Person   7,705,059
--------------------------------------------------------------------------------
  10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)
--------------------------------------------------------------------------------
  11.  Percent of Class Represented by Amount in Row (11)        32.3%
--------------------------------------------------------------------------------
  12.  Type of Reporting Person (See Instructions)        IN
--------------------------------------------------------------------------------



                               Page 3 of 11 pages

CUSIP No.  10316R108
--------------------------------------------------------------------------------
   1. Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).
        Carol Turchin
--------------------------------------------------------------------------------
   2. Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)  [X]
           (b)  [ ]
--------------------------------------------------------------------------------
   3. SEC Use Only
--------------------------------------------------------------------------------
   4. Citizenship or Place of Organization      United States
--------------------------------------------------------------------------------
                    5.    Sole Voting Power
Number of Shares   -------------------------------------------------------------
Beneficially Owned  6.    Shared Voting Power            7,705,059
by Each Reporting  -------------------------------------------------------------
Person With:        7.    Sole Dispositive Power
                   -------------------------------------------------------------
                    8.    Shared Dispositive Power
--------------------------------------------------------------------------------
   9.  Aggregate Amount Beneficially Owned by Each Reporting Person   7,705,059
--------------------------------------------------------------------------------
  10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)
--------------------------------------------------------------------------------
  11.  Percent of Class Represented by Amount in Row (11)        32.3%
--------------------------------------------------------------------------------
  12.  Type of Reporting Person (See Instructions)       IN
--------------------------------------------------------------------------------



                               Page 4 of 11 pages
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Item 1.

     (a) Name of Issuer Dot Hill Systems Corp.

     (b) Address of Issuer's Principal Executive Offices    6305 El Caminio Real
                                                            Carlsbad, CA  92009

Item 2.

     (a) Name of Person Filing       Benjamin Monderer, Carol Turchin, Mark A.
                                     Mays

     (b) Address of Principal Business Office or, if none, Residence
                                       161 Avenue of the Americas, New York
                                       NY 10013

     (c) Citizenship   Each reporting person is a citizen of the United States

     (d) Title of Class of Securities Common Stock ($.01 par value)

     (e) CUSIP Number 10316R108

Item 3.  If this statement is filed pursuant to ss.ss.240.13d-l(b) or
         240.13d-2(b) or (c), check whether the person filing is a:        NA




                               Page 5 of 11 Pages

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Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:     7,705,059 shares

     (b) Percent of class: 32.3%

     (c) Number of shares as to which the person has:

         (i)   Sole power to vote or to direct the vote.

         (ii)  Shared power to vote or to direct the vote      7,705,059

         (iii) Sole power to dispose or to direct the disposition of _______.

         (iv)  Shared power to dispose or to direct the disposition of ____.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see Section 240.13d-3(d)(l).

Item 5.  Ownership of Five Percent or Less of a Class       NA

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Instruction:  Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.  NA


Item 7.  Identification and Classification of the Subsidiary Which Acquired
         the Security Being Reported on By the Parent Holding Company   NA


Item 8.  Identification and Classification of Members of the Group

       Attached

Item 9.  Notice of Dissolution of Group  NA

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10. Certification

     (a)  The following certification shall be included if the statement is
          filed pursuant to ss.240.13d-1(b):   NA

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     (b)  The following certification shall be included if the statement is
          filed pursuant to Section 240.13d-l(c):   NA

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                               Page 7 of 11 Pages

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                       2/14/00
                                            ----------------------------------
                                                         Date

                                            /s/ Benjamin Monderer
                                            ----------------------------------
                                                       Signature

                                                Benjamin Monderer
                                            ----------------------------------
                                                      Name/Title




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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                      2/14/00
                                            ----------------------------------
                                                         Date

                                            /s/ Mark A. Mays
                                            ----------------------------------
                                                       Signature

                                                Mark A. Mays
                                            ----------------------------------
                                                      Name/Title




                               Page 9 of 11 pages
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                      2/14/00
                                            ----------------------------------
                                                          Date

                                            /s/ Carol Turchin
                                            ----------------------------------
                                                       Signature

                                                Carol Turchin
                                            ----------------------------------
                                                      Name/Title




                               Page 10 of 11 pages

                                                                       Exhibit I
                                                              Response to Item 8


                          Amount and Nature of               Percent of
Name                      Beneficial Ownership           Outstanding shares
----                      --------------------           ------------------
Benjamin Monderer (1)          7,705,059                        32.3%
Carol Turchin (1)              7,705,059                        32.3%
Mark A. Mays (2)               7,705,059                        32.3%

---------------

(1) Beneficial ownership includes 2,476,653 shares owned by such individual's spouse and 2,751,653 shares owned by Mr. Mays, all of which shares are subject to the voting agreement described below, as to which shares such individual disclaims beneficial ownership.

(2) Beneficial ownership includes 4,953,406 shares owned by Dr. Monderer and Ms. Turchin, all of which are subject to the voting agreement described below, as to which shares Mr. Mays disclaims beneficial ownership.


     On July 31, 1997, Dr. Monderer, Ms. Turchin and Mr. Mays entered into a voting agreement with respect to the shares which each owns, effective with the consummation of the initial public offering of Box Hill Systems Corp. Common Stork. Pursuant to the agreement, such shareholders have agreed to vote their respective shares for the election of each thereof as a Director of the Company and will vote their shares in accordance with the determination of the holders of a majority of their shares as to any proposal to merge, consolidate, liquidate or sell substantially all of the assets of the Company. The agreement, which is to terminate December 31, 2009, or upon deaths of Dr. Monderer and Ms. Turchin, prohibits the transfer of their shares other than (i) to a member of the transferor's family who agrees to be bound by the agreement, (ii) pursuant to a sale exempt from registration pursuant to Rule 144 under the Securities Act or (iii) in a merger, consolidation or sale of substantially all the assets of the Company.



                               Page 11 of 11 pages